September 9, 2022

Via EDGAR (filed as Correspondence)

U. S. Securities and Exchange Commission
Division of Corporate Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mses. Jennifer Gowetski and Amanda Ravitz

Re:	Salesforce, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 28, 2022
File No. 001-32224

Dear Mses. Jennifer Gowetski and Amanda Ravitz:

This letter is provided in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission’s Division of Corporation Finance (the “Division”) contained in the Staff’s letter addressed to Ms. Amy Weaver, President and Chief Financial Officer of Salesforce, Inc. (the “Company”), dated September 2, 2022, regarding the above-referenced filing. We understand from public statements by members of the Staff that the Division is issuing similar comments to a number of companies and is not targeting any specific industry or board leadership structure. The Company acknowledges the Staff’s comments and confirms that it will enhance its future proxy disclosures in accordance with the topics discussed in your letter, to the extent applicable and responsive to Item 407(h) of Regulation S-K.

Sincerely,
/s/ Amy Weaver

Amy Weaver
President and Chief Financial Officer

cc	Todd Machtmes, Salesforce, Inc.
Sarah Dods, Salesforce, Inc.
Scott Siamas, Salesforce, Inc.
Ronald O. Mueller, Gibson, Dunn & Crutcher LLP